Richard B. Aftanas To Call Writer Directly: (212) 446-4722 richard.aftanas@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

July 17, 2017

VIA COURIER AND EDGAR

Barbara C. Jacobs
Assistant Director
Office of Information Technologies and Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Micro Focus International plc Draft Registration Statement on Form F-4 Confidentially Submitted June 6, 2017 CIK No. 0001359711

Dear Ms. Jacobs:

On behalf of our client Micro Focus International plc, a public limited company incorporated in England and Wales (the “Company” or “Micro Focus”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, the Company will confidentially submit to the Securities and Exchange Commission (the “Commission”), on July 17, 2017, a revised draft (“Draft No. 3”) of the above-captioned Draft Registration Statement on Form F-4 of the Company, which was originally confidentially submitted to the Commission on April 25, 2017, as amended by Draft No. 2 to the Registration Statement on Form F-4 of the Company, confidentially submitted on June 6, 2017 (the “Registration Statement”).

Draft No. 3 reflects certain revisions to the Registration Statement in response to the comment letter, dated June 26, 2017, from the staff of the Commission (the “Staff”). In addition, Draft No. 3 updates certain other disclosures contained in the Registration Statement. The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses. Page numbers in the Company’s responses correspond to page numbers in Draft No. 3. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Draft No. 3.

July 17, 2017

Questions and Answers about the Transaction

“How will the Transactions impact the future liquidity and capital resources …,” page 10

1.	Staff’s comment: Your revised disclosure indicates that you anticipate incurring headcount reduction and property rationalization costs, but they have yet to be quantified. To the extent that such anticipated costs become known prior to effectiveness, and are material, please update your disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that, to the extent known prior to effectiveness of the Registration Statement and material, it will update such disclosure regarding headcount reduction and property rationalization costs in future filings.

U.S. Federal Income Tax Consequences, page 65

2.	Staff’s comment: You indicate that the tax opinion will provide that the transactions “should” qualify as reorganizations under the relevant sections of the U.S. Tax Code. Ensure that the opinion, when filed, explains why a more definite opinion cannot be provided, and describe the degree of uncertainty associated with the conclusion. Refer generally to Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings.

Response: The Company has revised Draft No. 3 in response to the Staff’s comment.  Please see pages 53 and 65 of Draft No. 3.  Additionally, the Company has filed the form of the HPE Tax Opinion as Exhibit 8.1 to Draft No. 3.

The Distribution, page 66

3.	Staff’s comment: The conclusions presented at the bottom of page 65 are based on the assumption that the distribution taken together with the contribution, qualifies as a reorganization. Note that the tax opinion may not include assumptions that assume the relevant tax issue. Please revise or advise.

Response: The Company has filed the form of the HPE Tax Opinion as Exhibit 8.1 to Draft No. 3.  As shown therein, consistent with the description on page 65 of Draft No. 3, the HPE Tax Opinion does not assume that the Distribution, taken together with the Contribution, qualifies as a “reorganization” under Sections 368(a)(1)(D) and 355 of the Code.

Backlog, page 87

4.	Staff’s comment: Your response to prior comment 11 provides analysis for why backlog amounts are not material to HPE Software. Please consider incorporating the substance of your response into this discussion.

Response: The Company has revised Draft No. 3 in response to the Staff’s comment. Please see page 87 of Draft No. 3.

July 17, 2017

Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income, page 162

5.	Staff’s comment: Your pro forma adjustments to selling and distribution costs and research and development expenses are $431 million and $26 million, respectively. However, the disclosure on page 175 indicates that the incremental amortization of acquired identifiable intangible assets less Seattle’s historical amortization of intangible assets is $351 million and $106 million for selling and distribution expense and research and development expense, respectively. Please advise or revise your disclosure.

Response: The Company has revised Draft No. 3 in response to the Staff’s comment. In addition, updates were made to the pro forma financial information in consideration of the responses to comments 10 and 11. Please see pages 172 and 173 of Draft No. 3. Note 3(c)(iv) of the unaudited pro forma condensed combined statement of comprehensive income, which indicates the incremental amortization of acquired identifiable intangible assets less Seattle’s historical amortization of intangible assets, now corresponds to the related pro forma adjustments on the face of the unaudited pro forma condensed combined statement of comprehensive income.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 2. Pro forma adjustments to Seattle’s financial statements, page 165

6.	Staff’s comment: Please revise to disclose how you determined the income tax provisions (benefits) in the Adjusted Seattle Statement of Comprehensive Income under IFRS. Disclose any discrete events that had material impacts on the effective tax rate during each presented period.

Response: The Company has revised Draft No. 3 in response to the Staff’s comment. Please see page 167 of Draft No. 3.

Note 4. Pro forma earnings per share, page 178

7.	Staff’s comment: Your disclosure indicates that pro forma EPS has been recalculated to show the impacts of the Merger assuming Micro Focus Shares issued in connection with the Merger have been outstanding at the beginning of the six months ended October 31, 2016. However, your disclosure on page 160 indicates that your pro forma statements of comprehensive income give effect to the Merger as if it had occurred on May 1, 2015, the first day of Micro Focus’ fiscal year ended April 30, 2016. Please clarify your basis for determining the shares issued in connection with the Merger in your pro forma EPS calculations.

Response: The Company has revised Draft No. 3 in response to the Staff’s comment. Please see page 175 of Draft No. 3 for the clarification on the basis for determining the shares issued in connection with the Merger in the pro forma EPS calculation. Pro forma EPS has been recalculated to show the impact of the Merger assuming Micro Focus Shares issued in connection with the Merger had been outstanding at the beginning of the period presented.

July 17, 2017

Audited Consolidated Financial Statements

Notes to the Consolidated Financial Statements

2. Significant Accounting Policies

I. Group Accounting Policies

C. Revenue Recognition, page F-36

8.	Staff’s comment: For your bundled arrangements, please tell us the nature of the undelivered elements for which you do not have objective evidence of fair value. Also, clarify the reasons why you do not have objective evidence of fair value and how you considered the provisions of IAS 18.11.

Response: The Company acknowledges the Staff’s comment and respectfully advises as follows. There are no amounts recorded within the Company’s consolidated financial statements for the years ended April 30, 2017, 2016 and 2015 related to bundled arrangements where objective evidence of fair value for an undelivered element does not exist. Although historically the Company has not had such bundled arrangements, the revenue recognition accounting policy continues to disclose the accounting treatment in the event that such bundled arrangements were to arise in the future.

Further, the Company measures revenue at fair value based on the amount of consideration received or receivable in accordance with IAS 18.9. The Company does not have any contracts whereby the arrangement effectively constitutes a financing transaction which would require the fair value of the consideration to be determined by discounting all future receipts using an imputed rate of interest in accordance with IAS 18.11.

F. Exceptional Items, page F-37

9.	Staff’s comment: We note your response to prior comment 26 and your disclosure that “(e)xceptional items are those significant items which are separately disclosed by virtue of their size, nature or incidence to enable a full understanding of the Group’s financial performance.” Please expand your disclosure to explain the criteria management applies to determine when an item’s size, nature or incidence individually render it to be in management’s judgement exceptional. Ensure your disclosure explains how you evaluate both revenue and income items as well as expense items.

Response: The Company has revised Draft No. 3 in response to the Staff’s comment. Please see page F-11 of Draft No. 3.

July 17, 2017

11. Other Intangible Assets, page F-57

10.	Staff’s comment: Your response to prior comment 30 and your disclosure on page F-39 indicate that you capitalize your development costs for commercial products when the expected future economic benefits are probable to flow to you and that you amortize your development costs from the commencement of the commercial production of the product over the period of its expected benefit. It remains unclear to us why the amortization of development costs is aggregated with research and development expenses when these assets generate future economic benefits and are used in the commercial production of your product. It appears that the function of these costs is more akin to cost of sales and should not be aggregated with research and development. While we note your response indicates that these costs cannot be directly attributable to the sale of any individual unit, this does not appear to alter the primary function of these costs. We refer you to IAS 1.30.

Response: In response to the Staff’s comment and subsequent conversations with the Staff, the Company has changed the financial statement line item on which it reports the amortization of acquired technology and the amortization of capitalized development costs. The amortization of these intangible assets has been reclassified from research and development expenses on the Statement of Comprehensive Income to Cost of Sales for all periods presented. Please see the Statement of Comprehensive Income on page F-3 of Draft No. 3 and further related disclosure on page F-31 of Draft No. 3.

11.	Staff’s comment: Please clarify the nature of technology acquired through business combinations and how the technology is used. Further, clarify the criteria used to determine when amortization commences and the criteria used to determine the estimated useful life. In this regard, we note your disclosure on page F-40 that intangible assets are amortized from the date they are available for use. Please further clarify when these assets are available for use.

Response: The Company acknowledges the Staff’s comment and respectfully advises as follows. The Company has a history of acquiring businesses to obtain the acquired company’s mature software assets within established and in some instances, declining markets in order to extend the Company’s addressable market and customer base. As such, technology acquired through business combinations primarily consists of software for sale to customers which had been purchased or internally developed by the acquired company. In the majority of cases this software will have been for sale to customers of the acquired company historically, and therefore is deemed immediately available for sale by the Company on acquisition. However, the Company advises the Staff that there has been one instance where the Company acquired technology which was deemed In Process Research & Development (IPR&D) where further development was required to bring the technology to a state in which it could be sold. The fair value of IPR&D acquired through the business combination was not considered quantitatively significant in proportion to the fair value of all other technology acquired in the transaction. In this specific instance, management considered there to be insignificant time and effort required (i.e., less than one year) between the date of acquisition and when the IPR&D would be available for use and therefore the amortization of the IPR&D commenced immediately from the date of acquisition as any impact to the financial statements as a result, would not be considered material.

July 17, 2017

The useful life over which the acquired technology is amortized represents management’s best estimate at the acquisition date of the period over which customer products leveraging that technology, including product upgrades, will be sold in the marketplace. In determining the estimated useful life of technology acquired through business combinations, management evaluates several factors in accordance with IAS 38.90 which include but are not limited to (i) the expected usage of the asset by the entity and the level of maintenance expenditure required to obtain the expected future economic benefits from the asset and the entity’s ability and intent to reach such a level, (ii) typical product life cycles for the asset and public information on estimates of useful lives of similar types of assets that are used in a similar way, (iii) technical, technological, commercial or other types of obsolescence, (iv) the stability of the industry in which the asset operates and changes in the market demand for the products or services output from the asset, (v) expected actions by competitors and potential competitors, (vi) the period of control over the asset and legal or similar limits on the use of the asset, and (vii) whether the useful life of the asset is dependent on the useful life of other assets of the entity. Consistent with management’s accounting policy for all other intangible assets, the technology acquired through business combinations are amortized from the date they are available for use. Management considers intangible assets to be available for use on the date that the asset is in the condition necessary for it to be capable of operating in the manner intended by management in accordance with IAS 38.97, therefore amortization of acquired technology commences immediately upon completion of the acquisition.

* * * *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4722 or David Curtiss at (212) 446-5974.

Sincerely,

/s/ Richard B. Aftanas, P.C.

Richard B. Aftanas, P.C.

cc:	Mike Phillips Micro Focus International plc

Stephen Murdoch Micro Focus International plc

David A. Curtiss Kirkland & Ellis LLP

Rishi Varma Hewlett Packard Enterprise Company

Benjamin M. Roth

Raaj S. Narayan
Wachtell, Lipton, Rosen & Katz